SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

NYMAGIC, INC.

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

629484106

(CUSIP Number)

William J. Michaelcheck
Mariner Partners, Inc.
500 Mamaroneck Avenue
Harrison, NY 10528

Copy to:
Paul J. Hart, Esq.
NYMAGIC, INC.
General Counsel and Secretary
919 Third Avenue, 10th Floor
New York, NY 10022
212-551-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑ (with respect to Mark W. Blackman)

CUSIP No. 629484106

1.	Name of Reporting Person: Mariner Partners, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO [Not yet determined]

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,350,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,350,000 (includes 1,350,000 shares that the reporting person has the option to purchase within 60 days)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 629484106

1.	Name of Reporting Person: Mark W. Blackman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 705,000 (includes 15,000 shares that the reporting person has the option to purchase within 60 days)

		8.	Shared Voting Power: 1,350,000

		9.	Sole Dispositive Power: 705,000 (includes 15,000 shares that the reporting person has the option to purchase within 60 days)

		10.	Shared Dispositive Power: 225,000 (includes 225,000 shares on which the reporting person has granted options)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,055,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 23.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629484106

1.	Name of Reporting Person: Lionshead Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 250,000

		8.	Shared Voting Power: 1,350,000

		9.	Sole Dispositive Power: 150,000

		10.	Shared Dispositive Power: 325,000 (includes 325,000 shares on which the reporting person has granted options)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 18.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629484106

1.	Name of Reporting Person: Blackman Charitable Remainder Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 75,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 75,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629484106

1.	Name of Reporting Person: Louise B. Tollefson 2000 Florida Intangible Tax Trust Dated 12/12/00		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,074

		8.	Shared Voting Power: 1,350,000

		9.	Sole Dispositive Power: 3,074

		10.	Shared Dispositive Power: 861,409 (includes 861,409 shares on which the reporting person has granted options)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,353,074

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629484106

1.	Name of Reporting Person: Louise B. Blackman Tollefson Family Foundation dated 3/24/98		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,350,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 38,591 (includes 38,591 shares on which the reporting person has granted options)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629484106

1.	Name of Reporting Person: Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629484106

1.	Name of Reporting Person: Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629484106

1.	Name of Reporting Person: William J. Michaelcheck		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO [Not yet determined]

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,500 (includes 7,500 shares that the reporting person has the option to purchase within 60 days)

		8.	Shared Voting Power: 1,350,000

		9.	Sole Dispositive Power: 7,500 (includes 7,500 shares that the reporting person has the option to purchase within 60 days)

		10.	Shared Dispositive Power: 1,350,000 (includes 1,350,000 shares on which the reporting person has granted options)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,357,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629484106

1.	Name of Reporting Person: A. George Kallop		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO [Not yet determined]

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 24,200 (includes 15,000 share that the reporting person has the option to purchase within 60 days)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 24,200 (includes 15,000 shares that the reporting person has the option to purchase within 60 days)

		10.	Shared Dispositive Power: 236,250 (includes 236,250 shares that the reporting person has the option to purchase within 60 days)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 260,450

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629484106

1.	Name of Reporting Person: George R. Trumbull, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO [Not yet determined]

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 50,100 (includes 37,500 shares that the reporting person has the option to purchase within 60 days)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 50,100 (includes 37,500 shares that the reporting person has the option to purchase within 60 days)

		10.	Shared Dispositive Power: 337,500 (includes 337,500 shares that the reporting person has the option to purchase within 60 days)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 387,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.4%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 6 to Schedule 13D is filed by the reporting persons pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 6 to the Schedule 13D amends and supplements:
•	the Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2002, as amended by

•	Amendment No. 1, as filed with the SEC on April 10, 2003, as amended by

•	Amendment No. 2, as filed with the SEC on October 22, 2003, as amended by

•	Amendment No. 3, as filed with the SEC on January 8, 2004, as amended by

•	Amendment No. 4, as filed with the SEC on March 25, 2004, as amended by

•	Amendment No. 5, as filed with the SEC on February 1, 2005.
Item 1: Security and Issuer
(a)	This statement on Schedule 13D relates to shares of common stock, $1.00 par value, of NYMAGIC, INC., a New York corporation (“NYMAGIC”).

(b)	NYMAGIC’s principal offices are located at: 919 Third Avenue, 10th Floor New York, NY 10022
Item 2: Identity and Background
Item 2 is amended and supplemented by adding the following:

1.	The business address of Mark W. Blackman is:
919 Third Avenue, 10th Floor
New York, NY 10022

2.	(a)	Name: George R. Trumbull, III

	(b)	Residence or Business Address:	919 Third Avenue, 10th Floor
New York, NY 10022

	(c)	Present Principal Occupation:	Chairman of the Board of Directors of
NYMAGIC, INC.

	(d)	During the last five years, Mr. Trumbull has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Mr. Trumbull has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

	(f)	Citizenship: U.S.A.

3.	A. George Kallop’s Present Principal Occupation is: President and Chief Executive Officer of NYMAGIC.

A. George Kallop’s Residence or Business Address is:
919 Third Avenue, 10th Floor
New York, NY 10022

Item 3: Source and Amount of Funds or Other Consideration
No financial consideration was paid for the voting or board nomination rights described in Item 6. Mariner and Messrs. Trumbull and Kallop have not yet determined how they will fund the exercise price should any of them exercise any of the options described in Item 6.
Item 4: Purpose of Transaction
Item 4 is amended and supplemented by adding the following:
On April 4, 2002, Mariner Partners, Inc. (“Mariner”) entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the Voting Agreement (as defined below). Mr. Kallop has a contractual relationship with Mariner relating to consulting services. Mr. Shaw had a contractual relationship with Mariner relating to investment services, but effective January 1, 2004, Mr. Shaw waived his interest in the option and the contractual relationship terminated. Mr. Shaw became eligible to participate in Mariner’s bonus pool as consideration for waiving his interest in the option.
Effective April 12, 2005, George R. Trumbull, III, who at that time was NYMAGIC’s chairman and chief executive officer, entered into an agreement with Mariner. Pursuant to the agreement, Mr. Trumbull is entitled to receive compensation in consideration of services provided to Mariner relating to NYMAGIC and under which Mariner agreed to hold a portion of the option covering 450,000 shares of NYMAGIC as nominee for Mr. Trumbull, who agreed to be bound by the Voting Agreement. In consideration for his participation in the option, Mr. Trumbull surrendered the shares of Mariner held by him back to Mariner and received a refund of the purchase price.
On February 20, 2002, Mariner entered into a voting agreement with Mark W. Blackman; Lionshead Investments, LLC (which was known as Blackman Investments, LLC); John N. Blackman, Jr. (the “Blackman Trustee”) as trustee of the Blackman Charitable Remainder Trust (the “Blackman Co-Trust”); Kathleen Blackman as co-trustee with the Blackman Trustee of the Blackman Co-Trust, and Robert G. Simses, as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust, and Robert G. Simses and First Union National Bank (now Wachovia Bank, N.A.) as co-trustees of the Louise B. Tollefson Charitable Lead Annuity Trust (the “CLAT”) and the Bennett L. Tollefson Charitable Lead Unitrust (the “CLUT”), which voting agreement was amended on March 1, 2002 and further amended by Amendment No. 2 on January 27, 2003, Amendment No. 3 on March 12, 2003 and Amendment No. 4 on February 24, 2004 (the “Voting Agreement”).
As further described in Item 6, on October 12, 2005, Mariner entered into an amended and restated voting agreement (as it may be further amended, restated or supplemented from time to time, the “A/R Voting Agreement”) with Mark W. Blackman, Lionshead Investments, LLC (“Lionshead Investments”), Robert G. Simses (the “Louise Blackman Trustee”) as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust and as trustee of the Louise B. Blackman Tollefson Family Foundation (collectively, the “Participating Shareholders”). Although the CLAT and the CLUT were parties to the Voting Agreement, neither the CLAT nor the CLUT is a party to the A/R Voting Agreement because each previously transferred all of their respective shares of NYMAGIC prior to the date the A/R Voting Agreement. In addition, the parties to the A/R Voting Agreement determined it was not necessary to include the Blackman Co-Trust as a party to the A/R Voting Agreement.
After giving effect to the A/R Voting Agreement, as further described in Item 6, Mariner had the right to vote the Voting Shares (as defined in Item 6) representing approximately 15.5% of the voting stock of NYMAGIC, with the approval of two of three of the Participating Shareholders (as defined in Item 6) subject to certain provisions of the A/R Voting Agreement further described in Item 6. In this manner, the parties to the A/R Voting Agreement are able to use their combined shareholder voting power to influence key matters that require shareholder approval. Mariner and the Participating Shareholders reserve the right to undertake a proxy or consent solicitation, or to take shareholder action by written consent, to accomplish their objectives.
The parties to the A/R Voting Agreement may decide to cause additional changes to the way NYMAGIC is operated, but those changes have not yet been determined. It is possible that they will cause NYMAGIC to enter into new lines of business or to exit existing lines of business. Assets may be sold or purchased. Business or corporate transactions of various types may be considered. In addition to the executive officers mentioned above, it is possible that Mariner employees may serve as officers, employees or consultants of NYMAGIC.

Item 5: Interest in Securities of the Issuer
Item 5 is amended and supplemented by adding the following:
As further described above in Item 4 and below in Item 6, effective January 1, 2004, William D. Shaw, Jr. waived his interest in the option for 315,000 shares of NYMAGIC and his contractual relationship with Mariner terminated, and effective April 12, 2005, George R. Trumbull, III entered into an agreement with Mariner to provide services to Mariner relating to NYMAGIC under which Mariner agreed to hold a portion of the option covering 450,000 shares of NYMAGIC as nominee for Mr. Trumbull, who agreed to be bound by the Voting Agreement.
After giving effect to the A/R Voting Agreement, Mariner and the Participating Shareholders shared voting power pursuant to the A/R Voting Agreement with respect to 1,350,000 shares of common stock of NYMAGIC, representing approximately 15.5% of the outstanding shares of common stock of NYMAGIC. The Participating Shareholders have power to dispose of their respective shares of NYMAGIC, which are further identified in Item 6, provided that the transferee agrees to be bound by the A/R Voting Agreement. Pursuant to the A/R Voting Agreement, Mariner holds an option to acquire 1,350,000 shares of common stock from the Participating Shareholders, representing approximately 15.5% of the outstanding shares of common stock of NYMAGIC as of October 12, 2005. The A/R Voting Agreement permits Mariner to assign the options to William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull, III, A. George Kallop or any other employee or consultant working for Mariner in connection with NYMAGIC or to any other person agreed to by at least two Participating Shareholders; provided that any assignment of the option by an assignee to a spouse or a child or to a trust for the benefit of a spouse or child shall not require the approval of any Participating Shareholder. Option transferees must agree to be bound to the terms of the A/R Voting Agreement.
As of October 12, 2005, the date of the A/R Voting Agreement, Blackman Remainder Charitable Trust, CLAT and CLUT each ceased being a beneficial ownership of 5% or more of shares of NYMAGIC.
As of October 12, 2005 each of Messrs. Trumbull and Kallop amended and restated their agreements with Mariner by, among other things, reducing the number of shares of NYMAGIC subject to the portion of the option held by Mariner as their nominee from 450,000 to 337,500 and from 315,000 to 236,250, respectively.

The following chart sets forth beneficial ownership information with respect to each of the reporting persons as of October 12, 2005:

	Number of Shares Owned by Each Reporting Person
						Aggregate No.	Percentage
	Sole	Shared	Sole		Shared	of Shares	of Shares	No. of Shares
Name of	Voting	Voting	Dispositive		Dispositive	Beneficially	Beneficially	Held Subject to
Reporting Person	Power	Power	Power		Power	Owned	Owned (1)	Mariner Option
Mariner Partners, Inc.	0	1,350,000	0		1,350,000	1,350,000	15.5%	0

Mark W. Blackman	705,000	1,350,000	705,000		225,000 (2)	2,055,000	23.6%	225,000

Lionshead Investments, LLC	250,000	1,350,000	150,000		325,000 (3)	1,600,000	18.3%	225,000

Blackman Charitable Remainder Trust	75,000	0	75,000		0	75,000	0.1%	0

Louise B. Tollefson 2000 Florida Intangible Trust	3,074	1,350,000	3,074		861,409	1,353,074	15.5%	861,409

Louse B. Blackman Tollefson Family Foundation	0	1,350,000	0		38,591	1,350,000	15.5%	38,591

Louise B. Tollefson Charitable Lead Annuity Trust	0	0	0		0	0	0.0%	0

Bennett H. Tollefson Charitable Lead Unitrust	0	0	0		0	0	0.0%	0

William J. Michaelcheck	7,500	1,350,000	7,500	(4)	1,350,000	1,357,500	15.5%	0

A. George Kallop	24,200	0	24,200	(5)	236,250	260,450 (6)	3.0%	0

George R. Trumbull, III	50,100	0	50,100	(7)	337,500	387,600 (6)	4.4%	0

(1)	Percentages are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)	Includes 15,000 shares issuable pursuant to options that are exercisable within 60 days. Excludes 100,000 shares which Mark W. Blackman may be deemed to beneficially own as guardian of minors, together owning 50,000 shares, and spouse owning 50,000, and may be deemed to have power to vote such 100,000 shares. Mark W. Blackman disclaims beneficial ownership of such 100,000 shares.

(3)	Includes 100,000 shares subject to the option granted by Lionshead Investments to an investor as described in NYMAGIC’s Current Report on Form 8-K dated January 31, 2003 and 225,000 shares subject to an option granted to Mariner under the A/R Voting Agreement.

(4)	Includes 7,500 shares issuable pursuant to options held by Mr. Michaelcheck that are exercisable within 60 days.

(5)	Includes 15,000 shares issuable pursuant to options held by Mr. Kallop that are exercisable within 60 days.

(6)	Beneficial ownership of these shares is being reported by A. George Kallop and George R. Trumbull, III because of a possible interpretation that they beneficially own the shares underlying the portion of the options assigned to each of them by Mariner.

(7)	Includes 37,500 shares issuable pursuant to options held by Mr. Trumbull that are exercisable within 60 days.
Each of the reporting persons disclaims beneficial ownership of the shares for which it does not have dispositive power.
Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is amended and supplemented by adding the following:
On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the Voting Agreement. Mr. Kallop has a contractual relationship with Mariner relating to consulting services. Mr. Shaw had a contractual relationship with Mariner relating to investment services, but effective January 1, 2004, Mr. Shaw waived his interest in the option and the contractual relationship terminated. Mr. Shaw became eligible to participate in Mariner’s bonus pool as consideration for waiving his interest in the option.
Effective April 12, 2005, George R. Trumbull, III, who at that time was NYMAGIC’s chairman and chief executive officer, entered into an agreement with Mariner. Pursuant to the agreement, Mr. Trumbull is entitled to receive compensation in consideration of services provided to Mariner relating to NYMAGIC and under which Mariner agreed to hold a portion of the option covering 450,000 shares of NYMAGIC as nominee for Mr. Trumbull, who agreed to be bound to the Voting Agreement. In consideration for his participation in the option, Mr. Trumbull surrendered the shares of Mariner held by him back to Mariner and received a refund of the purchase price.
As described in Item 4, Mariner entered into an A/R Voting Agreement.
The following shares are currently subject to the A/R Voting Agreement (the “Voting Shares”):
(i)	225,000 Shares of NYMAGIC held by Mark W. Blackman;

(ii)	225,000 Shares of NYMAGIC held by Lionshead Investments; and

(iii)	861,409 Shares of NYMAGIC held by the Louise B. Tollefson 2000 Florida Intangible Tax Trust and 38,591 shares held by the Louise B. Blackman Tollefson Family Foundation (hereinafter the “Louise Blackman Shares”).
For the purposes of the A/R Voting Agreement there are three “Participating Shareholders”:
(i)	Mark W. Blackman;

(ii)	Lionshead Investments; and

(iii)	The Louise Blackman Trustee as sole trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000 and the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998 (such trusts being collectively, the “Louise Blackman Trusts”).
Pursuant to the A/R Voting Agreement, Mariner has been granted the right, with (and only with) the written approval of two of the three Participating Shareholders, to exercise all of the rights of a shareholder of NYMAGIC and to vote the Voting Shares at all meetings of shareholders. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter, Mariner shall not vote on such matter, and Mariner’s non-voting will not entitle any Participating Shareholder to instead vote his or its Voting Shares on that matter. However, Mariner does not have the right to vote on or consent to (a) the merger or consolidation of NYMAGIC into or with another corporation, (b) the sale of all or substantially all of its assets, (c) its dissolution and/or liquidation, or (d) any recapitalization or stock offering of NYMAGIC, unless two of the three Participating Shareholders consent thereto in writing. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter referred to in the preceding sentence, Mariner shall not vote on such matter and instead each Participating Shareholder may vote his or its Voting Shares on that matter.
Pursuant to the terms of the A/R Voting Agreement, (i) Mariner is entitled to nominate four candidates for election to the Board; (ii) Robert G. Simses is entitled to nominate two candidates for election to the Board, including himself; (iii) Mark W. Blackman is entitled to nominate one candidate for election to the Board; and (iv) Lionshead Investments is entitled to nominate one candidate for election to the Board, provided that one of the candidates nominated to the Board by Robert G. Simses and each of the candidates nominated to the Board by Mark W. Blackman and Lionshead Investments qualify as independent directors in accordance with the Rules of the New York Stock Exchange and all other applicable laws and regulations that may be enacted from time to time (“Independent Directors”). The Chief Executive Officer of NYMAGIC is entitled to nominate three directors for election to the Board, all of whom shall be Independent Directors. The Board consists of eleven directors.
The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated members of the Board, as designated by Mariner, as Chairman of each meeting. If any of Robert G. Simses, Mark W. Blackman, or Lionshead Investments does not nominate a candidate for the Board as authorized under the terms of the A/R Voting Agreement, Mariner is entitled to nominate a number of candidates equal to the number not nominated by these individuals.
The A/R Voting Agreement also gives Mariner the right to purchase at any time and from time to time up to 1,350,000 shares of NYMAGIC from the Participating Shareholders in the amounts set forth below opposite each such Participating Shareholder’s name:
(i)	Mark W. Blackman — 225,000 shares;

(ii)	Lionshead Investments — 225,000 shares;

(iii)	Louise B. Tollefson 200 Florida Intangible Tax Trust — 861,409 shares; and

(iv)	Louise B. Blackman Tollefson Family Foundation — 38,591 shares.
The exercise price for the options is as follows:

From	September 12, 2005	to	November 14, 2005	$22.50
From	November 15, 2005	to	February 14, 2006	$22.75
From	February 15, 2006	to	May 14, 2006	$23.00
From	May 15, 2006	to	August 14, 2006	$23.25
From	August 15, 2006	to	November 14, 2006	$23.50
From	November 15, 2006	to	February 14, 2007	$23.75
From	February 15, 2007	to	May 14, 2007	$24.00
From	May 15, 2007	to	August 14, 2007	$24.25
From	August 15, 2007	to	November 14, 2007	$24.50
From	November 15, 2007	to	February 14, 2008	$24.75
From	February 15, 2008	to	May 14, 2008	$25.00
From	May 15, 2008	to	August 14, 2008	$25.25
From	August 15, 2008	to	November 14, 2008	$25.50
From	November 15, 2008	to	February 14, 2009	$25.75
From	February 15, 2009	to	May 14, 2009	$26.00
From	May 15, 2009	to	August 14, 2009	$26.25
From	August 15, 2009	to	November 14, 2009	$26.50
From	November 15, 2009	to	February 14, 2010	$26.75
From	February 15, 2010	to	May 14, 2010	$27.00
From	May 15, 2010	to	August 14, 2010	$27.25
From	August 15, 2010	to	November 14, 2010	$27.50

From	November 15, 2010	to	December 31, 2010	$27.75
Less, in each case, the cumulative amount of dividends paid by NYMAGIC in respect of each share of its common stock from January 31, 2003 through the date Mariner purchases such option shares.
The A/R Voting Agreement terminates upon the earliest to occur of the following dates (the “Termination Date”):
(i)	December 31, 2010;

(ii)	the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

(iii)	immediately upon the resignation of Mariner as an advisor to NYMAGIC; or

(iv)	upon written notice of such termination to Mariner from all of the Participating Shareholders, provided, that the options shall continue in full force and effect until the close of business on December 31, 2010.
The Participating Shareholders may transfer their Voting Shares; provided that the transferred shares remain subject to the A/R Voting Agreement.
The summary of the A/R Voting Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the A/R Voting Agreement, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.
Item 7: Material to be Filed as Exhibits

99.1	Amended and Restated Voting Agreement dated as of October 12, 2005 (filed herewith)
99.2	Joint Filing Agreement and Power of Attorney (filed herewith)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 12, 2005

MARINER PARTNERS, INC.
By:	/s/ William J. Michaelcheck
William J. Michaelcheck,
Chairman

/s/ William J. Michaelcheck
William J. Michaelcheck

/s/ William J. Michaelcheck
Mark W. Blackman,
By: William J. Michaelcheck, Attorney-in-Fact

LIONSHEAD INVESTMENTS, LLC
By:	/s/ William J. Michaelcheck
William J. Michaelcheck, Attorney-in-Fact

BLACKMAN CHARITABLE REMAINDER TRUST
By:	/s/ William J. Michaelcheck
William J. Michaelcheck, Attorney-in-Fact

LOUISE B. TOLLEFSON 2000 FLORIDA INTANGIBLE TAX TRUST DATED 12/12/00
By:	/s/ William J. Michaelcheck
William J. Michaelcheck, Attorney-in-Fact

LOUISE B. BLACKMAN TOLLEFSON FAMILY FOUNDATION DATED 3/24/98
By:	/s/ William J. Michaelcheck
William J. Michaelcheck, Attorney-in-Fact

LOUISE B. TOLLEFSON CHARITABLE LEAD ANNUITY TRUST DATED 3/30/00
By:	/s/ William J. Michaelcheck
William J. Michaelcheck, Attorney-in-Fact

BENNETT H. TOLLEFSON CHARITABLE LEAD UNITRUST DATED 3/30/00
By:	/s/ William J. Michaelcheck

William J. Michaelcheck, Attorney-in-Fact
/s/ William J. Michaelcheck
A. George Kallop
By William J. Michaelcheck, Attorney-in-Fact

/s/ William J. Michaelcheck
George R. Trumbull, III
By William J. Michaelcheck, Attorney-in-Fact